TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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Exchange Act of 1934
(Amendment No.   )

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THE TIMKEN COMPANY

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXXX

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TABLE OF CONTENTS

TIMKEN

W.R. Timken, Jr.

WORLDWIDE LEADER IN BEARINGS AND STEEL

Charirman and CEO

February 21, 2001

Dear Shareholder:

The 2001 Annual Meeting of The Timken Company will be held on Tuesday, April 17, 2001, at ten o'clock in the morning at the corporate offices of the Company in Canton, Ohio.

This year, you are being asked to act upon one matter recommended by your Board of Directors. Details of this matter are contained in the accompanying Notice of Annual Meeting and Proxy Statement.

Please read the enclosed information carefully before voting your shares. Voting your shares as soon as possible will assure your representation at the meeting, whether or not you plan to attend.

I appreciate the strong support of our shareholders over the years and look forward to a similar vote of support at the 2001 Annual Meeting.

Sincerely,



W.R. Timken, Jr.

Enclosure

THE TIMKEN COMPANY

1835 Dueber Avenue, S.W.
Canton, Ohio 44706-0927 USA Telephone: (330)438-3000

THE TIMKEN COMPANY
Canton, Ohio

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Timken Company will be held on Tuesday, April 17, 2001, at 10:00 A.M., at 1835 Dueber Avenue, S.W., Canton, Ohio, for the following purposes:

1. To elect four Directors to serve in Class I for a term of three years.

2. To transact such other business as may properly come before the meeting.

Holders of Common Stock of record at the close of business on February 16, 2001, are the shareholders entitled to notice of and to vote at the meeting.

YOUR VOTE IS IMPORTANT AND, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED OR VOTE YOUR SHARES ELECTRONICALLY THROUGH THE INTERNET OR BY TELEPHONE. VOTING INSTRUCTIONS ARE PROVIDED ON THE ENCLOSED PROXY CARD.

SCOTT A. SCHERFF
Corporate Secretary and
Assistant General Counsel

February 21, 2001

**YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR
PROXY CARD OR VOTE ELECTRONICALLY.**

THE TIMKEN COMPANY

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors in connection with the Annual Meeting of Shareholders to be held April 17, 2001, for the purpose of considering and acting upon the matters specified in the foregoing Notice. The mailing address of the corporate offices of the Company is 1835 Dueber Avenue, S.W., Canton, Ohio 44706-2798. The approximate date on which this Proxy Statement and form of proxy will be first sent or given to shareholders is February 26, 2001.

Financial and other reports will be submitted to the meeting, but it is not intended that any action will be taken on these reports. The Board of Directors is not aware that matters other than those specified in the foregoing Notice will be brought before the meeting for action. However, if any such matters should be brought before the meeting, the persons appointed as proxies may vote or act upon such matters according to their judgment.

ELECTION OF DIRECTORS

The Company presently has twelve Directors who, pursuant to the Amended Regulations of the Company, are divided into three classes with four Directors in each class. At the 2001 Annual Meeting, four Directors will be elected to serve in Class I for a three-year term to expire at the 2004 Annual Meeting. Under Ohio law and the Company's Amended Regulations, candidates for Directors receiving the greatest number of votes shall be elected.

If any nominee becomes unable, for any reason, to serve as a Director, or should a vacancy occur before the election (which events are not anticipated), the Directors then in office may substitute another person as a nominee or may reduce the number of nominees as they shall deem advisable.

ITEM NO. 1

ELECTION OF CLASS I DIRECTORS

The Board of Directors, by resolution at its February 2, 2001, meeting, nominated the four individuals set forth below to be elected Directors in Class I at the 2001 Annual Meeting to serve for a term of three years expiring at the Annual Meeting in 2004 (or until their respective successors are elected and qualified). All of the nominees except Mr. Griffith have been previously elected as a Director by the shareholders. Each of the nominees listed below has consented to serve as a Director if elected.

Unless otherwise indicated on any proxy, the persons named as proxies on the enclosed proxy form intend to vote the shares covered by such proxy form in favor of the nominees named below.

The following table, based on information obtained in part from the respective nominees and in part from the records of the Company, sets forth information regarding each nominee as of January 19, 2001.

Name of Nominee	Age; Principal Position or Office; Business Experience for Last Five Years; Directorships of Publicly Held Companies	Director Continuously Since
James W. Griffith	47, President and Chief Operating Officer. Previous positions: Group Vice President — Bearings — North American Automotive, Asia Pacific and Latin America; Vice President — Bearings — North American Automotive, Rail, Asia Pacific and Latin America.	1999
John A. Luke, Jr.	52, Chairman, President and Chief Executive Officer of Westvaco Corporation, a producer of paper, packaging, specialty chemicals and forest products. Previous position: President and Chief Executive Officer of Westvaco Corporation. Director of: The Bank of New York; Westvaco Corporation.	1999
Ward J. Timken	58, Vice President.	1971
Martin D. Walker	68, Principal, MORWAL Investments, a private investment firm. Previous position: Chairman and Chief Executive Officer of M. A. Hanna Company, an international specialty chemicals company, whose primary businesses are plastics and rubber compounding, color and additive concentrates and distribution of plastic resins and engineered shapes. Director of: ArvinMeritor Inc.; Comerica Inc.; The Goodyear Tire & Rubber Company; Lexmark International Inc.; Textron Inc.	1995

CONTINUING DIRECTORS

The remaining eight Directors, named below, will continue to serve in their respective classes until their respective terms expire. The following table, based on information obtained in part from the respective Directors and in part from the records of the Company, sets forth information regarding each continuing Director as of January 19, 2001. At its February 2, 2001, meeting, the Board of Directors passed a resolution waiving its retirement policy for Dr. La Force for the remainder of his term.

Name of Director	Age; Principal Position or Office; Business Experience for Last Five Years; Directorships of Publicly Held Companies	Term Expires	Director Continuously Since
Stanley C. Gault	75, Retired Chairman of the Board of The Goodyear Tire & Rubber Company, a manufacturer and distributor of tires, chemicals, polymers, plastic film and other rubber products.	April 2003	1988

Name of Director	Age; Principal Position or Office; Business Experience for Last Five Years; Directorships of Publicly Held Companies	Term Expires	Director Continuously Since
	Previous positions: Chairman of the Board and Chief Executive Officer of The Goodyear Tire & Rubber Company; Chairman of the Board and Chief Executive Officer of Rubbermaid Incorporated, a manufacturer and distributor of rubber and plastic products for consumer and institutional markets. Director of: Avon Products, Inc. (Non-Executive Chairman of the Board); Vencor, Inc.; Wal-Mart Stores, Inc.		
J. Clayburn La Force, Jr.	72, Dean Emeritus and Professor Emeritus, The John E. Anderson Graduate School of Management, University of California, Los Angeles. Director of: Jacobs Engineering Group Inc.; The BlackRock Funds; Motor Cargo Industries, Inc.; Payden & Rygel Investment Trust; Provident Investment Counsel Mutual Funds; Trust for Investment Managers.	April 2002	1994
Robert W. Mahoney	64, Retired Chairman of the Board of Diebold, Incorporated, a company specializing in the automation of self-service transactions, security products, software and service for its products. Previous positions: Chairman of the Board and Chief Executive Officer of Diebold, Incorporated; President and Chief Executive Officer of Diebold, Incorporated. Director of: Sherwin-Williams Co.; Federal Reserve Bank of Cleveland (Deputy Chairman).	April 2002	1992
Jay A. Precourt	63, Chairman of the Board and Chief Executive Officer of Hermes Consolidated Inc., a gatherer, transporter and refiner of crude oil and crude oil products. Previous positions: Vice Chairman and Chief Executive Officer of Tejas Gas, LLC, an intrastate gatherer, transporter and marketer of natural gas; Chairman of the Board of Coral Energy L.P., a marketer of electricity and natural gas. Director of: Halliburton Company; Founders Funds, Inc.	April 2002	1996
John M. Timken, Jr.	49, Private Investor.	April 2003	1986

Name of Director	Age; Principal Position or Office; Business Experience for Last Five Years; Directorships of Publicly Held Companies	Term Expires	Director Continuously Since
W. R. Timken, Jr.	62, Chairman and CEO. Previous positions: Chairman, President and CEO; Chairman — Board of Directors. Director of: Diebold, Incorporated.	April 2003	1965
Joseph F. Toot, Jr.	65, Retired President and Chief Executive Officer of The Timken Company. Previous position: President and Chief Executive Officer of The Timken Company. Director of: Peugeot, S.A.; Rockwell International Corporation.	April 2002	1968
Jacqueline F. Woods	53, Retired President of Ameritech Ohio, a telecommunications company. Previous position: President of Ameritech Ohio Director of: Anderson's Inc.	April 2003	2000

W. R. Timken, Jr. and Ward J. Timken are brothers and are cousins of John M. Timken, Jr. The Board of Directors has an Audit Committee and a Compensation Committee; it does not have a Nominating Committee since the Board as a whole performs that function. J. Clayburn La Force, Jr., Jay A. Precourt (Chairman), John M. Timken, Jr. and Jacqueline F. Woods are the members of the Audit Committee, which generally monitors the audit of the Company's financial statements conducted by the auditors of the Company. Stanley C. Gault (Chairman), John A. Luke, Jr., Robert W. Mahoney and Martin D. Walker are the members of the Compensation Committee, which establishes compensation for the Company's Officers and determines incentive and performance awards. During 2000, there were eight meetings of the Board of Directors, three meetings of its Audit Committee and four meetings of its Compensation Committee. All nominees for Director and all continuing Directors attended 75 percent or more of the meetings of the Board and its Committees that they were eligible to attend.

Each Nonemployee Director who served in 2000 was paid at the annual rate of $27,500 for services as a Director. Each Nonemployee Director serving at the time of the Annual Meeting of Shareholders on April 18, 2000, received a grant of 500 shares of Common Stock and a grant of 3,000 nonqualified stock options under The Timken Company Long-Term Incentive Plan, as Amended and Restated, following the meeting, and such Directors and nominees for Director will receive annual grants of Common Stock and stock options under the Plan following the Annual Meeting of Shareholders each year as long as they serve as Nonemployee Directors. Upon election to the Board, a new Nonemployee Director receives a grant of 2,000 restricted shares under The Timken Company Long-Term Incentive Plan, as Amended and Restated. Members of the Audit Committee and the Compensation Committee received additional compensation at the rate of $10,000 per year for the Committee Chairmen and $5,000 per year for each regular Committee member. Any Director may elect to defer the receipt of all or a specified portion of his or her cash and/or stock compensation based upon the provisions of The Director Deferred Compensation Plan adopted by the Board on February 4, 2000. Pursuant to the plan, cash fees can be deferred into a notional account to be paid at a future date. The cash account will be adjusted through investment crediting options which will include a benchmark interest rate quarterly or the total shareholder return of the Company's Common Stock, with amounts paid either in a lump sum or in installments in cash. Stock compensation can be deferred to a future date and paid either in a lump sum or installments and is payable in shares plus a cash amount representing dividend equivalents during the deferral period. Directors who are employees of the Company receive no separate fees as Directors of the Company.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows, as of January 19, 2001, the beneficial ownership of Common Stock of the Company by each continuing Director and nominee for election as a Director, by the Chairman and Chief Executive Officer (who is also a Director) and the four other most highly compensated Executive Officers during 2000, and by all continuing Directors, nominees for Director and Officers as a group. Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and is based on the sole or shared power to vote or direct the voting or to dispose or direct the disposition of Common Stock. Beneficial ownership as determined in this manner does not necessarily bear on the economic incidents of ownership of Common Stock.

	Amount and Nature of Beneficial Ownership of Common Stock			
Name	**Sole Voting Or Investment Power**	**Shared Voting or Investment Power**	**Aggregate Amount Amount**	**Percent of Class**
Bill J. Bowling	203,069[1]	0	203,069[1]	*
Stanley C. Gault	63,300	0	63,300	*
James W. Griffith	99,541[1]	0	99,541[1]	*
Karl P. Kimmerling	45,895[1]	0	45,895[1]	*
J. Clayburn La Force, Jr.	7,258	0	7,258	*
John A. Luke, Jr.	2,663	0	2,663	*
Robert W. Mahoney	5,695	0	5,695	*
Stephen A. Perry	100,318[1]	0	100,318[1]	*
Jay A. Precourt	16,020	0	16,020	*
John M. Timken, Jr.	670,558[2]	829,710[3]	1,500,268[2][3]	2.5%
Ward J. Timken	457,057[1]	6,288,804[3]	6,745,861[1][3]	11.2%
W. R. Timken, Jr.	515,634[1]	7,176,369[3]	7,692,003[1][3]	12.7%
Joseph F. Toot, Jr.	372,245[1]	200	372,445[1]	*
Martin D. Walker	9,248	0	9,248	*
Jacqueline F. Woods	2,063	0	2,063	*
All Directors, Nominees for Director and Officers as a Group[4]	3,219,478[1]	7,457,055	10,676,533[1]	17.4%

*Percent of class is less than 1%.

(1) Includes shares which the individual or group named in the table has the right to acquire, on or before March 20, 2001, through the exercise of stock options pursuant to the 1985 Incentive Plan and the Long-Term Incentive Plan, as Amended and Restated, as follows: Bill J. Bowling – 144,414; James W. Griffith – 59,500; Karl P. Kimmerling – 35,550; Stephen A. Perry – 64,500; Ward J. Timken – 12,750; W. R. Timken, Jr. – 205,750; Joseph F. Toot, Jr. – 304,200; all Directors, Nominees and Officers as a Group – 1,146,739. Also includes 2,559 shares for W. R. Timken, Jr. and 1,996 shares for another Officer earned as dividend equivalents which have vested, but whose issuance has been deferred until a later date under the Company's Deferred Compensation Plan. See Footnote B of the Summary Compensation Table for additional information about dividend equivalents. Such shares have been treated as outstanding for the purpose of calculating the percentage of the class beneficially owned by such individual or group, but not for the purpose of calculating the percentage of the class owned by any other person.

(2) Includes 248,427 shares for which John M. Timken, Jr. has sole voting and investment power as trustee of three trusts created as the result of distributions from the estate of Susan H. Timken.

(3) Includes shares for which another individual named in the table is also deemed to be the beneficial owner, as follows: John M. Timken, Jr. - 817,250; Ward J. Timken - 6,103,018; W. R. Timken, Jr. - 6,920,268.

(4) The number of shares beneficially owned by all Directors, nominees for Directors and Officers as a group has been calculated to eliminate duplication of beneficial ownership.

Members of the Timken family, including Messrs. John M. Timken, Jr., Ward J. Timken and W. R. Timken, Jr., have in the aggregate sole or shared voting power with respect to at least an aggregate of 11,697,845 shares (19.4%) of Common Stock, which amount includes 225,934 shares that members of the Timken family have the right to acquire, on or before March 20, 2001, and shares deferred as set forth in Footnote (1) above. The members of the Timken family identified in the table are not deemed to be the beneficial owners of all such shares. The Timken Foundation of Canton, 200 Market Avenue North, Suite 201, Canton, Ohio 44702, holds 5,247,944 of these shares, representing 8.7% of the outstanding Common Stock. Messrs. Ward J. Timken, W. R. Timken, Jr. and Don D. Dickes are trustees of the Foundation and share the voting and investment power.

Participants in the Company's Savings and Investment Pension Plan have voting power over an aggregate of 9,113,281 shares (15.2%) of Common Stock of the Company.

A filing with the Securities and Exchange Commission dated February 14, 2001, by Barclays Global Investors, 45 Fremont Street, San Francisco, California 94105, indicates that this entity and its affiliated companies have or share voting or investment power over 3,137,741 shares (5.2%) of the Company's outstanding Common Stock.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning 2000, 1999 and 1998 compensation for the Company's Chief Executive Officer and the four other most highly compensated Executive Officers who were Executive Officers during 2000.

| NAME AND PRINCIPAL POSITION | YEAR | ANNUAL COMPENSATION | | | LONG TERM COMPENSATION AWARDS | | |
		SALARY ($)	BONUS ($)	(A) OTHER ANNUAL COMP ($)	(B) RESTRICTED STOCK AWARD(S)	SECURITIES UNDERLYING OPTIONS (#)	(C) ALL OTHER COMP ($)
W. R. Timken, Jr.	2000	850,000	278,800	8,779	0	135,000	39,100
Chairman and	1999	850,000	0	26,448	0	127,000	39,100
Chief Executive	1998	850,000	0	0	187,338	100,000	66,700
Officer							
James W. Griffith (D)	2000	600,000	190,000	5,336	0	85,000	30,820
President and Chief	1999	308,333	70,000	6,299	0	138,000	14,183
Operating Officer	1998	250,000	0	0	40,043	20,000	17,894
Bill J. Bowling	2000	525,000	150,000	8,066	0	85,000	28,750
Executive Vice	1999	500,000	100,000	10,049	0	58,000	23,000
President, Chief	1998	500,000	0	0	136,949	52,000	34,500
Operating Officer and							
President-Steel							
Stephen A. Perry	2000	310,000	65,000	289	0	38,000	16,100
Sr. Vice President —							
HR,	1999	295,000	40,000	1,296	0	28,000	13,570
Purchasing and	1998	295,000	0	0	53,607	22,000	15,600
Communications							
Karl P. Kimmerling (D)	2000	300,000	65,000	207	0	55,000	18,620
President —							
Automotive	1999	210,000	50,000	0	0	24,000	16,595
	1998	210,000	0	0	29,535	20,000	20,501

(A) Reflects reimbursement of taxes resulting from payment of company-related spousal travel expenses.

(B) The amounts shown are dividend equivalents which are credited to the optionee when the total net income per share of the outstanding Common Stock exceeds the threshold established for each stock option grant (for options granted prior to 1996, 200 percent of the total amount of cash dividends per share during the year, and for 1996 and later 250 percent). Dividend equivalents are not traditional restricted stock but deferred shares with no voting rights or statutory dividend rights. The deferred shares are subject to forfeiture until issued to the optionee, which occurs after 4 years provided the optionee remains in the continuous employ of the Company or a subsidiary and does not choose to defer issuance to a later date under the Company's Deferred Compensation Plan. In addition, they may vest earlier than 4 years in the event of retirement, disability, death or change in control. The dollar value of the deferred shares earned is equal to the total amount per share of cash dividends paid on outstanding shares of Common Stock during the calendar year multiplied by the number of shares of Common Stock subject to outstanding options plus unvested deferred shares. No deferred dividend shares were earned for 2000 or 1999 because threshold performance was not met.

(C) The amounts shown in this column for 2000 have been derived as follows:

Mr. Timken:
$6,800 annual Company contribution to the Savings and Investment Pension Plan (SIP Plan).
$32,300 annual Company contribution to the Post Tax Savings and Investment Pension Plan (Post Tax SIP Plan).

Mr. Griffith:
$6,800 annual Company contribution to the SIP Plan.
$24,020 annual Company contribution to the Post Tax SIP Plan.

Mr. Bowling:
$6,800 annual Company contribution to the SIP Plan.
$21,950 annual Company contribution to the Post Tax SIP Plan.

Mr. Perry:
$6,800 annual Company contribution to the SIP Plan.
$9,300 annual Company contribution to the Post Tax SIP Plan.

Mr. Kimmerling:
$8,720 annual Company contribution to the SIP Plan.
$9,900 annual Company contribution to the Post Tax SIP Plan.

(D) Mr. Griffith was elected to the position of Group Vice President – Bearings – North American Automotive, Asia Pacific and Latin America on January 1, 1998. He was elected President and Chief Operating Officer on November 5, 1999. Mr. Kimmerling was elected to the position of Group Vice President – Alloy Steel effective January 1, 1998 and President – Automotive effective January 1, 2000.

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OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information concerning stock option grants made to the individuals named in the Summary Compensation Table during 2000 pursuant to The Timken Company Long-Term Incentive Plan, as Amended and Restated.

INDIVIDUAL GRANTS

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED	PERCENT OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OR BASE PRICE ($/SHARE)	EXPIRATION DATE	GRANT DATE VALUE (C) GRANT DATE PRESENT VALUE ($)
W. R. Timken, Jr.	135,000(A)	10.4%	$15.875	April 18, 2010	874,800
James W. Griffith	85,000(A)	6.6%	$15.875	April 18, 2010	550,800
Bill J. Bowling	60,000(A)	4.6%	$15.875	April 18, 2010	388,800
	25,000(B)	1.9%	$15.875	April 18, 2010	160,175
Stephen A. Perry	28,000(A)	2.2%	$15.875	April 18, 2010	181,440
	10,000(B)	0.8%	$15.875	April 18, 2010	64,070
Karl P. Kimmerling	40,000(A)	3.1%	$15.875	April 18, 2010	259,200
	15,000(B)	1.2%	$15.875	April 18, 2010	96,105

(A) These options were granted on April 18, 2000, and are exercisable starting 12 months after the date granted, with 25% of the options covered thereby becoming exercisable at that time and with an additional 25% becoming exercisable on each successive anniversary date. These options provide for the crediting to the optionee of dividend equivalents (amounts equal to the dividends paid on common stock) payable in the form of Company Common Stock or cash, but only when total net income per share of the outstanding Common Stock is at least two and one half times the total amount of cash dividends paid per share during the calendar year. The agreements pertaining to these options also provide that such options will become exercisable in full in the event of retirement, death, disability or a change in control, as defined in such agreements, of the Company. If, following a change in control, the optionee's employment is terminated, all dividend equivalents are also vested.

For additional information about dividend equivalents, refer to Footnote B of the Summary Compensation Table.

(B) These options were granted on April 18, 2000, and become exercisable only if the market price per share of Common Stock reaches $35. These options do not provide for the crediting of dividend equivalents, nor vesting in the event of retirement, death, disability or change in control.

(C) The rules on executive compensation disclosure issued by the Securities and Exchange Commission authorize the use of variations of the Black-Scholes option-pricing model in valuing executive stock options. The Company used this model to estimate grant date present value. In applying this model, basic assumptions were made concerning variables such as expected option term, interest rates, stock price volatility and future dividend yield, to establish an initial option value. The initial option value was then reduced to reflect vesting restrictions. This adjustment was accomplished by discounting the initial option value to reflect estimates of annual executive turnover and the average vesting period. There is, of course, no assurance that the value actually realized by an executive will be at or near the estimated value, for the actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised.

The following assumptions were used in establishing the initial option value for the options described in Footnote A: (a) an option term of 8 years, which is the expected life of the option based on historical experience of stock option exercises by executives at the Company; (b) an interest rate of 6.310%, which corresponds to the yield to maturity on an 8-year U.S. Treasury strip on April 18, 2000; (c) volatility of .4781 calculated using the quarter ending stock prices for 5 years prior to the grant date; and (d) dividend yield of 3.01%, the average amount paid annually over the 5 years prior to grant date. The following assumptions were used to discount the initial value for vesting restrictions: (a) discount factor of 3% per year, the estimated annual turnover for executives excluding retirement, and (b) an average vesting period of 2.5 years.

For the options described in Footnote B, the same assumptions were used in establishing the initial option value. In addition, the Black Scholes value was discounted by 9.16%, to reflect the probability that the designated performance level will not be achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information with respect to stock option grants for the individuals named in the Summary Compensation Table under The 1985 Incentive Plan of The Timken Company or The Timken Company Long-Term Incentive Plan, as Amended and Restated.

Name	Shares Acquired On Exercise (#)	(A) Value Realized ($)	Number of Securities Underlying Options At Fiscal Year-End (#)		(B) Value of In-The-Money Options At Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. R. Timken, Jr.	0	0	228,250	295,250	0	0
James W. Griffith	0	0	59,500	217,500	0	0
Bill J. Bowling	13,386	96,631	144,414	161,000	18,282	0
Stephen A. Perry	0	0	64,500	75,500	0	0
Karl P. Kimmerling	0	0	35,550	85,250	0	0

(A) The value realized on the exercise of options is based on the difference between the exercise price and the fair market value of the Company's Common Stock on the date of exercise.

(B) Based on the difference between the exercise price and the closing stock price on the New York Stock Exchange at year-end.

PENSION PLAN TABLE

The following table shows the estimated annual retirement benefits for Executive Officers with the earnings and years of service combinations indicated. Amounts shown in the table are developed assuming retirement at age 62 and Final Average Earnings equal to Remuneration in 2000.

REMUNERATION (C)	YEARS OF SERVICE (A) (B)		
	30	35	40
$ 300,000	165,375	192,938	220,500
400,000	220,500	257,250	294,000
500,000	275,625	321,563	367,500
600,000	330,750	385,875	441,000
700,000	385,875	450,188	514,500
800,000	441,000	514,500	588,000
900,000	496,125	578,813	661,500
1,000,000	551,250	643,125	735,000
1,100,000	606,375	707,438	808,500
1,200,000	661,500	771,750	882,000
1,300,000	716,625	836,063	955,500
1,400,000	771,750	900,375	1,029,000
1,500,000	826,875	964,688	1,102,500

(A) Amounts in this section of the table have been developed in accordance with the provisions of the retirement plan and individual agreements based upon a straight life annuity, not under any of the various survivor options and before adjustment for Social Security benefits (Officers' benefits are subject to Social Security offsets). These amounts have been determined without regard to the maximum benefit limitations for defined benefit plans and the limitations on compensation imposed by the Internal Revenue Code of 1986, as amended. The Board of Directors has authorized a supplemental retirement plan and individual agreements that direct the payment out of general funds of the Company of any benefits calculated under the provisions of the applicable retirement plan that may exceed these limits.

(B) The years of credited service as of December 31, 2000, for the individuals listed in the Summary Compensation Table are 38 for Mr. Timken, 16 for Mr. Griffith, 35 for Mr. Bowling, 36 for Mr. Perry, and 21 for Mr. Kimmerling. No incremental benefit is payable to any of the individuals for years of service in excess of 40. Pursuant to a change in the retirement program effective for Officers elected on or after January 1, 1998, Mr. Kimmerling's benefit will be calculated on the basis of a formula based on 1% per year of service, which applies to other salaried employees of the Company generally and without regard to the limitations under the Internal Revenue Code referred to in Note A above. The cumulative benefits are subject to a floor of 60% of final average earnings. His benefit at age 62, based on current compensation, would be $219,000.

(C) Plan benefits are based upon average earnings, including any cash bonus plan awards for the highest four non-consecutive years of the ten years preceding retirement ("Final Average Earnings"). Final Average Earnings not within 10% of the annual compensation shown in the Summary Compensation Table are $459,250 for Mr. Griffith, $581,250 for Mr. Bowling and $271,138 for Mr. Kimmerling.

EXECUTIVE LOAN

During 1999 the Company made an unsecured, full recourse loan to James W. Griffith in the amount of $340,000 to purchase Common Stock of the Company to more closely align his interests with those of the shareholders upon his election to the office of President and Chief Operating Officer of the Company. The Company's loan to Mr. Griffith bears interest at the rate of 6.2% payable at least annually, with principal due on December 16, 2004. As of December 31, 2000, $336,156 remained outstanding.

CHANGE IN CONTROL SEVERANCE AGREEMENTS

The Company is a party to Severance Agreements with 19 of its senior executives (including the Executive Officers named in the Summary Compensation Table). Under these Agreements, when certain events occur, such as a reduction in the individual's responsibilities or termination of the individual's employment, following a change in control of the Company (as defined in the Agreements), the individual will be entitled to receive payment in an amount, grossed up for any excise taxes payable by the individual, equal to three times the individual's annual base salary and highest annual incentive compensation during the past three years plus a lump sum amount representing a supplemental pension benefit. The individual would also receive certain benefits under the SIP Plan and the Post Tax SIP Plan. The Severance Agreements also permit the individual to resign for any reason or without a reason during the 30-day period immediately following the first anniversary of the first occurrence of a change in control and receive the severance benefits. The amounts payable under these Severance Agreements are secured by a trust arrangement.

CHANGE IN CONTROL SEVERANCE PAY PLAN

The Company has implemented a Severance Pay Plan covering approximately 110 key associates (other than those who are party to Severance Agreements). Under the Severance Pay Plan, an individual whose employment is terminated following a change in control (as defined in the Plan) may be entitled to receive payment in an amount equal to 150% to 200% of the individual's annual base salary (depending upon length of service), grossed up for any excise taxes payable by the individual, and may also have certain benefits continued for a period for six months. The Company has created a trust arrangement to provide funds for the enforcement of the Severance Pay Plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee (the "Committee") of the Board of Directors is composed of Stanley C. Gault, Chairman, John A. Luke, Jr., Robert W. Mahoney and Martin D. Walker. No member of the Committee is a former or current Officer or employee of the Company or of any of its subsidiaries.

Compensation Philosophy

The Company's compensation philosophy focuses on both short and long-term incentive programs that, when added to base salary, provide a total compensation package that will enable the Company to attract and retain superior quality Executive Officers. This approach is intended to enhance Company performance and shareholder value by tying in closely the financial interests of Executive Officers and senior managers with those of shareholders. Specifically, the Committee's philosophy includes these three primary ingredients:

- Provide sufficient opportunity in total direct compensation that enables the Company to attract, retain and motivate superior quality executive management.

- Establish base salaries for executive management based upon market data from a related group of companies.

- Link the financial interests of executive management with those of shareholders, with short and long-term incentive plans tied to corporate, business unit and individual performance.

The Company, with the Committee's guidance and approval, has developed a compensation program based on this philosophy for Executive Officers, including the Chief Executive Officer and the other named Executive Officers. This program has three components: base salary, performance bonus and long-term incentives. Base salaries, on average, have been administered at the market median. The Company relies on its performance bonus and long-term incentive awards, tied directly to individual, business unit and corporate performance, to provide total direct compensation at the desired level. The Committee determines specific compensation actions for the Chief Executive Officer and considers and acts upon recommendations made by the Chief Executive Officer regarding compensation of other Executive Officers and key associates.

In 2000, the Company conducted a review of total direct compensation paid by companies selected as a benchmark for compensation purposes having net sales, in general, from 1 to 6 billion dollars. Total direct compensation includes base salary, performance bonus and long-term incentives. The Company compared total direct compensation opportunity provided to Executive Officers to median total direct compensation for the selected companies as reported in the 2000 Towers Perrin and Hewitt executive compensation surveys. Following completion of this analysis and development of proposed base salary ranges and target bonus opportunities, an independent compensation consultant reviewed the findings. The Committee approved management's recommendation for revised base salary ranges and target bonus opportunities for the Executive Officer positions effective January 1, 2001.

The Committee has addressed the impact of Section 162(m) of the Internal Revenue Code (the "Code") by obtaining shareholder approval of the Senior Executive Management Performance Plan, and of changes to The Timken Company Long-Term Incentive Plan, as Amended and Restated ("the Long-Term Incentive Plan"), allowing certain grants under the plan to qualify as performance-based compensation and by establishing deferral agreements with some Executive Officers. Mr. Timken was the only participant in the Senior Executive Management Performance plan for 2000. Messrs. Timken, Griffith, and Bowling have signed individual agreements to defer any compensation that exceeds the $1 million limit, as defined in Section 162(m) of the Code, for 2000.

Base Salary

Base salary ranges are developed to reflect the varying levels of responsibility of the Chief Executive Officer and other Executive Officers. The current salary ranges are based on external surveys and in consultation with an independent compensation consultant. Base salary ranges generally are equivalent to amounts paid to senior managers with comparable responsibilities for the companies studied. Periodically, the Committee reviews the recommendations of the Chief Executive Officer and the Senior Vice President-Human Resources, Purchasing and Communications and approves, with any modifications it deems appropriate, individual base salary amounts for Executive Officers based on individual performance and position in the salary range.

The companies included in the surveys used to develop base salary ranges are not the same companies used in the peer group index appearing in the performance graph. For compensation purposes, the Company uses surveys of selected companies of similar size and industry because this is the employment market in which it competes. The performance graph, on the other hand, employs a peer index blending the S&P Steel Index and six bearing companies that are direct competitors of the Company's Bearing Business. Of the six bearing companies, five are foreign companies. The reason for selecting the companies in the peer index had no relationship to compensation comparisons, where the Company seeks to look at other companies of similar size and industry that are more representative of the employment market for executive management whether or not they are in the bearing or steel business.

Performance Bonus

The Company's Senior Executive Management Performance Plan and the Management Performance Plan provide cash bonuses to be paid to Executive Officers and senior managers based principally on the achievement of specific operating performance goals established annually by the Committee and thereafter approved by the Board.

Management recommends performance goals to the Committee based upon business plans approved by management and reviewed with the Board of Directors. The primary performance measurement is corporate Return on Invested Capital defined as Earnings Before Interest and Taxes as a percentage of Beginning Invested Capital (EBIT/ BIC). EBIT/ BIC is closely correlated with the creation of shareholder value and is the major measure from which the bonuses are derived.

For 2000, the Chairman and Chief Executive Officer was selected by the Compensation Committee as the only participant in the Senior Executive Management Performance Plan with a target bonus of 80 percent of base salary. His bonus opportunity was based upon the attainment of preestablished corporate goals for EBIT/ BIC, sales growth and free cash flow. The Management Performance Plan provided target bonus opportunities for other Executive Officers that ranged from 40 to 75 percent of base salary, though amounts could vary above and below that range depending upon company and business unit performance, including financial and non-financial measures, and individual accomplishment. Both Plans require a threshold level of earnings to fund any bonuses; however, the Management Performance Plan also provides the Compensation Committee with certain discretion in the determination of bonuses when the threshold is not met.

The primary performance measurement for 2000 for both bonus plans is corporate EBIT/ BIC. In addition, specific goals were established for key measures all aligned with the creation of shareholder and customer value. For the Senior Executive Management Performance Plan, specific goals for Sales Growth and Free Cash Flow were established by the Committee; and for the Management Performance Plan, the measures were Sales Growth, Free Cash Flow and Customer Satisfaction goals.

For the Senior Executive Management Performance Plan, achievements against specific preestablished targets for EBIT/ BIC, sales growth and free cash flow resulted in an award of 33% of base salary. As provided in the Senior Executive Management Performance Plan Bonus Fund Table approved by the Committee in February 2000, restructuring charges as defined by Generally Accepted Accounting Principles were excluded from EBIT/ BIC for the purpose of determining the bonus award. The Compensation Committee made no further adjustments to the final award.

For the Management Performance Plan, Return on Invested Capital (EBIT/ BIC), after excluding the effect of restructuring, impairment and reorganization charges, exceeded the threshold necessary to generate a bonus fund for 2000. These charges were excluded from the EBIT/ BIC calculation to determine bonus awards to recognize performance related to the ongoing operation of the business without reflecting the impact of one-time structural costs of changes undertaken by the Company. EBIT/ BIC, excluding the charges, exceeded the level achieved for 1999 by 14%. Sales were the second highest in the Company's history.

To arrive at individual bonus payments, adjustment was made to the target fund for corporate EBIT/ BIC performance as set forth in the corporate bonus fund tables. Further positive and negative adjustments were made for corporate performance against goals for sales growth and free cash flow. Participants in the Management Performance Plan were also assessed for achievement of customer satisfaction goals for the year and accomplishment of specific targets for business unit and individual performance. These factors resulted in further positive and negative adjustments to the fund.

For those participants with specific inventory accuracy responsibilities, adjustments were also made. In addition to the financial and nonfinancial results described above, the Committee concluded that special recognition was warranted for the progress toward the successful transformation of the company. The reorganization, physical restructuring and business reengineering achieved during 2000 set the stage for future performance and was recognized with a special fund of 10% of the target fund to recognize these contributions. This resulted in cash bonus payments for the Executive Officers that ranged from 14% to 32% of base salary in effect on November 1, 2000.

At its December meeting, the Board reviewed the preliminary goals discussed by the Committee for the performance bonus plans for 2001. The goals set by the Committee were approved at the February 2001 meeting of the Board. The goals for the Senior Executive Management Performance Plan are corporate EBIT/ BIC and free cash flow targets. For the Management Performance Plan,corporate EBIT/ BIC and free cash flow, specific business unit measures and individual goals will also be considered. The target bonus opportunity for Executive Officers in 2001 will range from 40% to 90% of base salary.

Long-Term Incentives

The Committee administers the Company's Long-Term Incentive Plan, which was last approved by shareholders effective April 18, 2000. The Board of Directors recommended, and shareholders approved, an additional 3,000,000 shares for future distribution. The number of shares that may be issued or transferred under the Plan may not exceed in the aggregate 8,800,000 shares of Common Stock. Although awards under the Plan can be made in the form of non-qualified stock options, incentive stock options, appreciation rights, performance shares or performance units, restricted shares and deferred shares, the Committee has chosen primarily to grant non-qualified stock options. The option price per common share must be equal to or greater than the market value per share on the date of the grant. For grants to Executive Officers and the Chief Executive Officer, the Committee has granted non-qualified stock options with an option price at market value on the date of grant. The use of non-qualified stock options enables Executive Officers and other participants to gain value if the Company's shareholders gain value. Moreover, this Plan provides a mechanism for incentives to participants even in years when no payout is made under the Management Performance Plan. Deferred shares or restricted shares have not been granted to Executive Officers except when the individual has been hired into the position from outside the Company.

Awards under the Long-Term Incentive Plan are considered annually. On April 18, 2000, the Committee approved a grant of non-qualified stock options for the Executive Officers and other key associates. The initial dollar value for each participant's grant was determined by multiplying the midpoint of their salary range by a position level multiple that ranged from .64 to 3.99. The position level multiples were derived from data on similar-sized companies comparable for compensation purposes as reported in the Towers Perrin Long-Term Incentive Survey compiled in 1999. The number of stock options to grant was calculated by dividing the initial dollar value calculated for each participant by the estimated present value of the Company's stock options including dividend credits. The present value of the option was based on achieving a 15% growth in stock price and a 6% growth in dividend yield per year and was adjusted to reflect vesting restrictions. After this initial determination, management reviewed and revised as necessary the size of the proposed grant based on individual performance. The size of each proposed grant was then allocated for certain Executive Officers between stock options with standard vesting and stock options that vest only if the market price per share of Common Stock reaches $35. The Chief Executive Officer and the Senior Vice President — Human Resources, Purchasing and Communications presented the recommended grants to the Committee. The

Committee reviewed and approved the long-term incentive grants considering the formula, individual performance and the number of shares allocated to the Plan.

To drive the achievement of higher levels of earnings, the Long-Term Incentive Plan has a dividend feature that provides additional compensation only when the Company achieves a specified level of earnings. This feature entitles each participant in the Plan to receive dividend equivalents (called Deferred Dividend Shares) payable in Common Stock or cash on a deferred basis. The dividend equivalent is calculated by multiplying the cash dividend per share paid during the year times the number of unexercised stock options plus any unvested Deferred Dividend Shares previously earned on currently unexercised options held by each participant. The product is divided by the average closing price of the Company's Common Stock as reported on the New York Stock Exchange for the 10 days preceding December 31 to establish the number of Deferred Dividend Shares that are credited to each participant. Unexercised stock options and unvested Deferred Dividend Shares awarded to active participants prior to 1996 will earn dividend credits if net income per share for the year exceeds 200 percent of the total amount of cash dividends per share during the year. Unexercised stock options and unvested Deferred Dividend Shares awarded to active participants after 1995 will earn dividend credits if net income per share for the year exceeds 250 percent of the total amount of cash dividends per share during the year. In no event may any participant in any period of one calendar year earn Deferred Dividend Shares with a value in excess of $750,000. The Deferred Dividend Shares vest four years from the date of grant if the associate is still in the employ of the Company and does not choose to defer them under the Company's Deferred Compensation Plan. The Deferred Dividend Shares may vest earlier than four years in the event of retirement, disability, death or change in control. The threshold was not met for the award of Deferred Dividend Shares in 2000.

A special grant of performance shares was approved by the Committee effective January 1, 1998. Specific targets for share price growth over a three-year period (1998-2000) will be rewarded. Awards can be paid annually in cash if specific annual targets are achieved during each of the three years. These grants were made to the Chief Executive Officer and the two chief operating officers on January 1, 1998. The share price threshold was not met for the annual award to be paid in 2000.

Share ownership requirements have been established for Executive Officers and other key executives. These guidelines recommend a specific level of ownership ranging from one and one-half to five times salary to be achieved within five years (seven years can be used for some exceptional circumstances) of the date the guidelines became applicable to the Executive.

Chief Executive Officer Compensation

The Chief Executive Officer's compensation is based upon the same factors previously discussed with regard to the Executive Officer compensation philosophy. The components making up his compensation include base salary, performance bonus and long-term incentives. The base salary range for the Chief Executive Officer is determined using survey data in the same manner as for other Executive Officers.

The Chief Executive Officer's compensation is related to the Company's performance through the Senior Executive Management Performance Plan and the Long-Term Incentive Plan. The methodology used to calculate Mr. Timken's compensation under either plan is similar to other Executive Officers.

The Company's overall earnings performance, as well as its performance with regard to Business Plan targets for Sales Growth and Free Cash Flow, resulted in a 2000 performance bonus of $278,800 for Mr. Timken.

On April 18, 2000, Mr. Timken, along with the other Executive Officers, received non-qualified stock options pursuant to the provisions of The Timken Company Long-Term Incentive Plan. Mr. Timken received non-qualified stock options for 135,000 shares as a result of the 2000 grant. The Company's earnings performance in 2000 did not meet the threshold necessary to award dividend credits.

Under Mr. Timken's leadership the company has gone through a significant transformation beginning with the reorganization into eight global business segments on January 1, 2000. The progress made to achieve the purposes of the transformation — to sharpen market and customer focus, to emphasize the global nature of products and services, to shift from a geographic focus to global industry segments and to position the company for accelerated profitable growth through new business development and product innovation — is evident in improved financial performance during 2000.

During the year, four senior management team members reached retirement age. To accommodate these retirements and with the need for structural reorganization, Mr. Timken has successfully overseen the appointment of an entirely new management team prepared to lead the company for years to come.

Sales of $2.6 billion exceeded 1999 sales by 6% and were the second highest in the company's history. Net income, excluding adjustments for restructuring, increased by 19% over 1999. Effective response to difficult business conditions resulted in attainment of free cash flow targets for the year.

External factors, such as weakness in the Euro and other currencies, U.S. trade imbalance, high energy prices and declining demand in some key market segments, negatively impacted sales and earnings for the year. During 2000, however, the company responded by accelerating growth initiatives, continuing to reduce manufacturing costs and rationalize operations, utilizing new technology, identifying growth and opportunities for innovation in e-business, curtailing capital spending and keeping administrative costs below plan.

Mr. Timken's significant contributions to U. S. manufacturing resulted in his election as Chairman for 2001 of the National Association of Manufacturers, the oldest and largest multi-industry association in the United States.

The Company's five-year cumulative total return continues to lead other bearing and steel companies as reported in the peer index; however, it lags the cumulative return represented by the S&P 500 index.

Compensation Committee
Stanley C. Gault, Chairman
John A. Luke, Jr.
Robert W. Mahoney
Martin D. Walker

AUDIT COMMITTEE REPORT

The Board of Directors of The Timken Company (the "Company") adopted a written Audit Committee Charter on June 9, 2000, a copy of which is included as Appendix A to this proxy statement. All members of the Audit Committee are independent as defined in Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Audit Committee has reviewed and discussed with the Company's management and the Company's independent auditors the audited financial statements of the Company contained in the Company's Annual Report to Shareholders for the year ended December 31, 2000. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS 61 (Codification of Statements on Auditing Standards, *Communication with Audit Committees*).

The Audit Committee has received and reviewed the written disclosures and the letter from the Company's independent accountants required by Independence Standards Board Standard No. 1 (titled, "Independence Discussions with Audit Committees"), has discussed with the Company's independent auditors such independent auditors' independence, and considered the compatibility of non-audit services with the auditors' independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the U.S. Securities and Exchange Commission.

Jay A. Precourt, Chairman
J. Clayburn La Force, Jr.
John M. Timken, Jr.
Jacqueline F. Woods



Assumes $100 invested on January 1, 1996, in Timken Company Common Stock, S&P 500 Index and Peer Index.

	1996	1997	1998	1999	2000
Timken Company	$123.05	$188.73	$106.69	$119.92	$ 92.75
S&P 500	122.96	163.98	210.84	255.19	231.95
70% Bearing/30% Steel	100.79	80.88	76.26	98.44	83.65

The line graph compares the cumulative total shareholder returns over five years for The Timken Company, the S&P 500 Stock Index, and a peer index that proportionally reflects The Timken Company's two businesses. The S&P Steel Index comprises 30% of the peer index and the remaining 70% is a self constructed bearing index that consists of six companies. These six companies are Kaydon, FAG, Koyo Seiko, NSK, NTN and SKF. The last five are non-US bearing companies that are based in Germany (FAG), Japan (Koyo Seiko, NSK, NTN) and Sweden (SKF).

AUDITORS

The independent accounting firm of Ernst & Young LLP has acted as the Company's auditor for many years and has been selected as the auditor for the current year. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed by Ernst & Young for professional services rendered for the audit of the Company's annual financial statements for the year 2000 and reviews of the financial statements included in the Company's Forms 10-Q for the year 2000 were $899,000.

Financial Information Systems Design and Implementation Fees

Ernst & Young provided no professional services of this nature to the Company in the year 2000.

All Other Fees

The aggregate fees billed for services rendered to the Company by Ernst & Young, other than fees for audit services, for the year 2000 were $3,367,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORT COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's Executive Officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange, and to provide the Company with copies of such reports. The Company is required to disclose any failure by any of the above-mentioned persons to make timely Section 16 reports.

Based solely upon its review of the copies of such reports furnished to the Company, or written representations that no forms were required to be filed, the Company is not aware of any instances of noncompliance, or late compliance, with such filings during the year ended December 31, 2000, by its Executive Officers, directors, or ten percent shareholders.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Company must receive by October 29, 2001, any proposal of a shareholder intended to be presented at the 2002 Annual Meeting of shareholders and to be included in the Company's proxy materials related to the 2002 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"). Such proposals should be submitted by certified mail, return receipt requested. Proposals of shareholders submitted outside the processes of Rule 14a-8 under the Exchange Act in connection with the 2002 Annual Meeting ("Non-Rule 14a-8 Proposals") must be received by the Company by January 12, 2002, or such proposals will be considered untimely under Rule 14a-4(c) of the Exchange Act. The Company's proxy related to the 2002 Annual Meeting will give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by the Company after January 12, 2002.

GENERAL

On the record date of February 16, 2001, there were outstanding 59,990,140 shares of Common Stock, each entitled to one vote upon all matters presented to the meeting.

The enclosed proxy is solicited by the Board of Directors, and the entire cost of solicitation will be paid by the Company. In addition to solicitation by mail, Officers and regular employees of the Company, without extra remuneration, may solicit the return of proxies by telephone, telegraph, facsimile, personal contact or other means of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting material to the beneficial owners of shares held of record by them and will be reimbursed for their expenses. The Company has retained Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies for a fee not to exceed $9,500, plus reasonable out-of-pocket expenses.

Shares represented by properly executed proxies will be voted at the meeting in accordance with the shareholders' instructions. In the absence of specific instructions, the shares will be voted for the election of Directors as indicated under Item No. 1.

You may, without affecting any vote previously taken, revoke your proxy by a later dated proxy received by the Company, or by giving notice to the Company either in writing or at the meeting.

First Chicago Trust Company, a division of EquiServe, will be responsible for tabulating the results of shareholder voting. First Chicago will submit a total vote only, keeping all individual votes confidential. Representatives of First Chicago will serve as inspectors of election for the Annual Meeting. Under Ohio law and the Company's Amended Articles of Incorporation and Amended Regulations, properly executed proxies marked "abstain" will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting, but proxies representing shares held in "street name" by brokers that are not voted will not be counted for quorum purposes. Such abstentions and "broker non-votes" will not be counted in the election of Directors.

After April 1, 2001, the Company will furnish to each shareholder, upon written request and without charge, a copy of the Company's Annual Report on Form 10-K for the year ended   December 31, 2000, including financial statements and schedules thereto, filed with the Securities and Exchange Commission. Requests should be addressed to Scott A. Scherff, Corporate Secretary and Assistant General Counsel, The Timken Company, 1835 Dueber Avenue, S.W. — GNE-01, Canton, Ohio 44706-2798.

The Timken Company

Audit Committee Charter

Policy Statement

The Committee will assist the Board in fulfilling the Board's oversight responsibilities relating to corporate accounting, the Company's financial reporting practices, the quality and integrity of the Company's financial statements, and the Company's corporate compliance program.

While the Committee has the powers and responsibilities set forth in this Charter and the Company's Amended Regulations, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in compliance with generally accepted accounting principles, which is the responsibility of management and the outside auditor. Likewise, it is not the responsibility of the Committee to conduct investigations, or to resolve disputes, if any, between management and the outside auditor with respect to the Company's financial statements.

Composition of the Audit Committee

Requirements. The Committee will consist of at least three Board members. Each member of the Committee must be independent of management and free from any relationship with the Company that would interfere with the exercise of independent judgment as a Committee member. In determining independence, the Board will observe the requirements of Rules 303.01 and 303.02 of the NYSE Listed Company Manual.

Each member of the Committee must be financially literate. The Board will determine, in its business judgment, whether a director meets the financial literacy requirement.

At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board in its business judgment.

Appointment. The Board will appoint the members of the Committee. The Board will appoint a Chairman of the Committee. The Chairman of the Committee will, in consultation with the other members of the Committee, the Company's outside auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing an agenda therefor and supervising the conduct thereof.

Outside Auditor

The outside auditor for the Company is ultimately accountable to the Board and the Committee. The Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor.

Responsibilities of the Committee

The Committee will:

1) *Recommend Outside Auditors:* Recommend to the Board annually, and at other appropriate times, the firm to be retained as the Company's outside auditors.

2) *Review Independence of Outside Auditors:* In connection with recommending the firm to be retained as the Company's outside auditors, review the information provided by management and the outside auditors relating to the independence of such firm, including, among other

things, information related to the non-audit services provided and expected to be provided by the outside auditors.

The Committee is responsible for (1) ensuring that the outside auditor submits on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard No. 1, a copy of which is attached hereto, (2) actively engaging in dialogue with the outside auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the outside auditor and (3) recommending that the Board take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

3) *Review Audit Plan:* Review with the outside auditors their plans for, and the scope of, their annual audit and other examinations.

4) *Review Audit Results:* Review with the outside auditors the report of their annual audit, or proposed report of their annual audit, the accompanying management letter, if any, and the reports of the results of such other examinations outside of the course of their normal audit procedures that the outside auditors may from time to time undertake.

5) *Review Quarterly Financial Statements:* If necessary, review and discuss with management and the outside auditors the quarterly financial statements of the Company prior to the required filing of such statements with the Securities and Exchange Commission. The chair of the Committee may represent the entire Committee for purposes of this review.

6) *Review Annual Financial Statements:* Review and discuss with management and the outside auditors the annual audited financial statements of the Company, and discuss with the outside auditors the matters required to be discussed by SAS 61 in connection with the annual audited financial statements. Based on such review and discussions, make a recommendation to the Board whether or not the audited financial statements be included in the Company's 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

7) *Review Actions Concerning Senior Internal Auditing Executive:* Review and concur with management's appointment, termination or replacement of the senior internal auditing executive.

8) *Review Internal Audit Plans:* Review with the senior internal auditing executive and, if appropriate, members of the staff of the internal auditing department, the plans for and the scope of their ongoing audit activities.

9) *Review Internal Audit Findings:* Review with the senior internal auditing executive and, if appropriate, members of the staff of the internal auditing department, significant findings of the internal auditing department.

10) *Review of Audit Coverage:* Review with the outside auditor and the senior internal auditing executive the coordination of their respective audit efforts regarding completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

11) *Review Systems of Internal Accounting Controls:* Review with the outside auditors, the senior internal auditing executive, the General Counsel and, if and to the extent deemed appropriate by the Chairman of the Committee, members of their respective staffs, the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel and the Company's policies and compliance programs and procedures with respect to business practices.

12) *Review Recommendations of Outside Auditors:* Review with the senior internal auditing executive and, if appropriate, members of the staff of the internal auditing department, recommendations made by the outside auditors.

13) *Securities Exchange Act:* Obtain assurance from the outside auditor that Section 10A of the Securities Exchange Act, dealing primarily with the detection of illegal acts, has not been implicated.

14) *Review Other Matters:* Review such other matters in relation to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above, as well as such other matters, if any, officers of the Company or other persons may desire to bring to the attention of the Committee.

15) *Review of Risks:* Inquire of management, the internal auditors, and the outside auditors regarding significant risks or exposures to the Company and review the steps management has taken to minimize such risks.

16) *Review with General Counsel:* Review with the General Counsel legal and regulatory matters that may have a material impact on the Company's financial statements, reports received from regulators, and the status and exposure to the Company regarding pending claims or litigation of a significant nature.

17) *Board Reports:* Report its activities to the Board in such manner and at such times as it deems appropriate.

Meetings of the Committee

The Committee shall meet at least three times annually, or more frequently as circumstances dictate, to comply with its responsibilities as set forth herein. The Committee may request any officer or employee of the Company or the Company's outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee may meet with management, the outside auditors and others in separate private sessions to discuss any matter that the Committee, management, the outside auditors or other such persons believe should be discussed privately.

Consultants

The Committee may retain, at such times and on such terms as the Committee determines in its sole discretion and at the Company's expense, special legal, accounting or other consultants to advise and assist it in complying with its responsibilities as set forth herein.

Annual Report

The Committee will prepare, with the assistance of management and the outside auditors, a report that complies with the requirements of the federal securities laws for inclusion in the Company's proxy or information statement relating to the annual meeting of security holders at which directors are to be elected.

Annual Review of Charter

The Committee will review and reassess, with the assistance of management and the outside auditors, the adequacy of the Committee's charter at least annually, and will include a copy of the charter in its proxy report at least triennially.

THE TIMKEN COMPANY
Proxy Solicited on Behalf of the Board of Directors

P R O X Y

The undersigned appoints W.R. Timken, Jr., James W. Griffith, Bill J. Bowling, and Scott A. Scherff, and each of them, as true and lawful proxies, with full power of substitution, to vote and act for the undersigned as specified on the reverse hereof at the Annual Meeting of Shareholders of THE TIMKEN COMPANY to be held at 1835 Dueber Avenue, S.W., Canton, Ohio, on April 17, 2001, at 10:00 A.M., and at any adjournment thereof, as fully as the undersigned could vote and act if personally present on the matters set forth on the reverse hereof, and, in their discretion on such other matters as may properly come before the meeting, and/or if the undersigned is a participant in one or more of the Company's or its subsidiaries' associate share ownership plans and has stock of the Company allocated to his or her account (s), the undersigned directs the trustee(s) of such plan(s) likewise to appoint the above-named individuals as proxies to vote and act with respect to all shares of such stock so allocated on the record date for such meeting in the manner specified on the reverse hereof at such meeting or any adjournment thereof, and in their discretion on such other matters as may properly come before the meeting.

ITEM 1. ELECTION OF DIRECTORS

Elect James W. Griffith (01), John A. Luke, Jr. (02), Ward J. Timken (03), and Martin D. Walker (04) in Class I for a term expiring at the 2004 Annual Meeting.

SEE REVERSE
SIDE TO VOTE
BY MAIL

- FOLD AND DETACH HERE -

NOW YOU CAN VOTE YOUR SHARES BY TELEPHONE OR INTERNET.
IT'S CONVENIENT AND COST-EFFECTIVE.

1. *To vote by telephone:* Using a touch-tone telephone, call 1-877-PRX-VOTE (1-877-779-8683) from the U.S. or dial 201-536-8073 from other countries. You will be asked to enter the Voter Control Number located in the box just below the perforation on the proxy card. Then follow the instructions.

2   *To vote by Internet:* Point your browser to the web address: *http://www.eproxyvote.com/tkr.* Click on the "PROCEED" icon — You will then be asked to enter the Voter Control Number located in the box just below the perforation on the proxy card. Then follow the instructions.

Of course, if you prefer to vote your shares by completing your proxy card and returning it in the envelope provided, you are still welcome to do so.

TIMKEN

Annual Meeting Of Shareholders

April 17, 2001
10:00 a.m.
Corporate Auditorium (CIG)
The Timken Company
1835 Dueber Avenue, S.W.
Canton, OH 44706-2798
Telephone: (330) 438-3000

Parking: Shareholders attending the meeting may park in the visitor lot behind the Corporate Office building.

Note: If your shares are held in street name, please bring a letter with you from your broker stating as such to the Annual Meeting.

For directions to the Annual Meeting you may call 330-471-3378.

[X] Please mark your
votes as in this
example.

The shares represented by this proxy will be voted as recommended by the Board of Directors unless otherwise specified.

The Board of Directors recommends a vote "FOR" these Items.

	FOR	WITHHELD
1. Election of Directors. (see reverse)	[ ]	[ ]

ITEM 1. ELECTION OF DIRECTORS TO SERVE IN CLASS I FOR A TERM OF THREE YEARS
01. James W. Griffith   03. Ward J. Timken
02. John A. Luke, Jr.   04. Martin D. Walker
          in Class I for a Term Expiring
          at the 2004 Annual Meeting.

For, except vote withheld from the following nominee(s):

_____

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such.

_____
Signature(s) of Shareholder(s)   Date

_____
Signature if held jointly   Date

**FOLD TO DETACH HERE OR SEE REVERSE
FOR INSTRUCTIONS TO VOTE YOUR SHARES BY TELEPHONE OR INTERNET**

**THE TIMKEN COMPANY
Canton, Ohio**

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

_____

      The Annual Meeting of Shareholders of The Timken Company will be held on Tuesday, April 17, 2001, at 10:00 A.M., at 1835 Dueber Avenue, S.W., Canton, Ohio, for the following purposes:

1. To elect four Directors to serve in Class I for a term of three years.

2. To transact such other business as may properly come before the meeting.

      Holders of Common Stock of record at the close of business on February 16, 2001, are the shareholders entitled to notice of and to vote at the meeting.

YOUR VOTE IS IMPORTANT AND, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE SIGN AND DATE THE PROXY CARD ABOVE AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED OR VOTE YOUR SHARES ELECTRONICALLY THROUGH THE INTERNET OR BY TELEPHONE. INSTRUCTIONS FOR VOTING ELECTRONICALLY ARE PROVIDED ON THE REVERSE OF THIS CARD.

SCOTT A. SCHERFF
Corporate Secretary and
Assistant General Counsel

February 21, 2001

**YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR
PROXY CARD OR VOTE ELECTRONICALLY.**